Exhibit 21.1

Subsidiaries of Datatec Systems, Inc.

Subsidiary	Jurisdiction of Incorporation	Percentage Owned

Datatec Industries, Inc.	New Jersey	100%

HH Communications of Illinois, Inc.	Illinois	100%

Signatel, Ltd	Canada	100%

Millennium Care, Inc.	Canada	100%